SIMPSON THACHER & BARTLETT
                             425 Lexington Avenue
                             New York, N.Y.  10017
                                (212) 455-2000




                                                        March 12, 1997


                      Re: CII Technologies Inc., Registration Statement on Form S-1 (File No. 333-8397); Registration Statement on Form S-4 (File No. 333-10029)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

To Whom it may Concern:

            On behalf of CII Technologies Inc. (the "Company"), and in accordance with Rule 477 under the Securities Act of 1933, we hereby apply for withdrawal of each of the above referenced registration statements.

            None of the securities governed by Registration Statement on

Form S-1 (File No. 333-8397) have been sold and the offering to which such registration statement relates has been abandoned by the Company as a result of Market conditions. With respect to the securities governed by

Registration Statement on Form S-4 (File No. 333-10029), we have been informed that the Staff is of the view that the securities governed by such registration statement are deemed to have been sold by the Company prior to the filing of such registration statement and that such registration statement need not have been filed.

            Please contact Wilson Neely of this firm (212-455-7063) if you have any questions regarding the foregoing.

                                           Very truly yours,

                                           /s/ Simpson Thacher & Bartlett

                                           SIMPSON THACHER & BARTLETT

cc:    Ramzi Dabbagh
       David Henning
       Dan Dye